UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of June 2024
Commission File Number: 001-40850

Exscientia plc
(Translation of registrant’s name into English)

The Schrödinger Building
Oxford Science Park
Oxford OX4 4GE
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F    ☐  Form 40-F

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-278128 and 333-260315) and Form F-3 (File No. 333-278132) of Exscientia plc (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Promotion of Executive Officer

On June 6, 2024, the Company announced that John Overington, Ph.D., the current Chief Data Officer of the Company was appointed as the Chief Technology Officer of the Company, effective May 1, 2024. Prior to this appointment, Dr. Overington previously served as the Company’s Chief Data Officer from June 2023 through April 2024, and as the Company’s Vice President, Discovery Informatics from July 2021 through May 2023. Dr. Overington has over 30 years of experience working to solve drug discovery problems in the pharmaceutical industry, in biotechnology companies and in academia. Dr. Overington holds a BSc (Hons) in Chemistry from the University of Bath and a Ph.D. in Protein Modelling and Structural Bioinformatics from Birkbeck College, University of London.

A copy of the Company’s press release issued in connection with this announcement is furnished as Exhibit 99.1 to this Report.

Departure of Executive Officer

On June 6, 2024, Michael Krams, M.D. stepped down as the Company’s Chief Medical Officer, effective as of June 30, 2024. After such date, Dr. Krams remain available as an advisor to the Company through December 31, 2024.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated June 6, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXSCIENTIA PLC

Date:	June 6, 2024	By:	/s/ David Hallett
Name: David Hallett
Title: Interim Chief Executive Officer